SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. -
PETROBRAS and Subsidiaries
Consolidated Financial Information
As of March 31, 2003 and 2002 and
Report of Independent Accountants

PETROB-USGAAP_MAC03.DOC
POOL/SHARED/MAC
PANASSOL/SAMUEL GLEASON

Report of Independent Accountants

To the Board of Directors and Stockholders of
Petróleo Brasileiro S.A. - PETROBRAS

We have reviewed the accompanying unaudited consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at March 31, 2003 and the unaudited consolidated statements of income, of cash flows and of changes in stockholders' equity for the three-month periods ended March 31, 2003 and 2002. This financial information is the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002, for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, of cash flows and of changes in stockholders' equity for the year then ended (not presented herein), and in our report dated February 13, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2002 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

As described in Note 7, PETROBRAS has been subject to significant Brazilian Federal Government regulations. As from January 1, 2003 the Company adopted SFAS No. 143 - Accounting for Asset Retirement Obligations, see Note 3.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

May 14, 2003

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars

	March 31,	December 31,
	2003	2002
Assets	(unaudited)

Current assets
Cash and cash equivalents	4,501	3,301
Accounts receivable, net	2,555	2,267
Inventories	3,059	2,540
Deferred income tax	141	135
Recoverable taxes	802	672
Advances to suppliers	960	794
Other current assets	571	488
	12,589	10,197
Property, plant and equipment, net	20,939	18,224
Investments in non-consolidated companies and other investments	364	334

Other assets
Accounts receivable, net	221	188
Advances to suppliers	442	450
Petroleum and Alcohol Account - Receivable
from Federal Government	199	182
Government securities	200	176
Marketable securities	200	208
Unrecognized pension obligation	49	61
Restricted deposits for legal proceedings and guarantees	329	290
Receivables from non-consolidated companies	206	181
Recoverable taxes	72	128
Investment in Perez Companc S.A	1,073	1,073
Other assets	415	326
	3,406	3,263
Total assets	37,298	32,018

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars (except number of shares)

(continued)

	March 31,	December 31,
Liabilities and stockholders’ equity	2003	2002
	(unaudited)
Current liabilities
Trade accounts payable	1,675	1,702
Income tax	849	119
Taxes payable, other than income taxes	1,835	1,682
Short-term debt	810	671
Current portion of long-term debt	722	727
Current portion of project financings	418	239
Capital lease obligations	350	349
Employee postretirement benefits	93	89
Payroll and related charges	287	283
Dividends payable	512	307
Accrued interest	133	120
Other payables and accruals	809	657
	8,493	6,945

Long-term liabilities
Employees postretirement benefits	2,645	2,423
Project financings	3,918	3,800
Long-term debt	7,330	6,987
Capital lease obligations	1,761	1,907
Deferred income taxes	583	123
Contingencies	485	368
Other liabilities	464	300
	17,186	15,908
Minority interest	(93)	(136)
Commitments and contingencies (Note 15)
Stockholders’ equity
Shares authorized and issued (Note 12)
Preferred stock - 2003 - 461,802,497 shares (2002 -
451,935,669 shares)	2,965	2,459
Common stock - 2003 and 2002 - 634,168,418 shares	4,289	3,761
Capital reserve	94	89
Accumulated other comprehensive income
Cumulative translation adjustments	(16,747)	(17,306)
Amounts not recognized as net periodic pension cost	(1,434)	(1,361)
Unrealized gains (losses) on available-for-sale securities	(7)	(11)
Retained earnings
Appropriated	4,960	5,585
Unappropriated	17,592	16,085
	11,712	9,301
Total liabilities and stockholders’ equity	37,298	32,018

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Income
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Three-month period
	ended March 31,
	2003	2002
Sales of products and services	9,578	7,476
Less:
Value-added and other taxes on sales and services	(1,387)	(1,230)
CIDE (Note 7)	(1,148)	(1,517)
Net operating revenues	7,043	4,729
Cost of sales	(3,092)	(2,476)
Depreciation, depletion and amortization	(413)	(402)
Exploration, including exploratory dry holes	(67)	(99)
Selling, general and administrative expenses	(460)	(453)
Research and development expenses	(45)	(38)
Total costs and expenses	(4,077)	(3,468)
Equity in results of non-consolidated companies	11	(76)
Financial income	227	287
Financial expense	(252)	(212)
Monetary and exchange variation on monetary assets and
liabilities, net	181	45
Employee benefit expense	(116)	(151)
Other taxes	(67)	(73)
Other expenses, net	(296)	(60)
	(312)	(240)
Income before income taxes and minority interest and accounting change	2,654	1,021

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Income
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

(continued)

	Three-month period
	Ended March 31,
	2003	2002
Income tax expense
Current	(916)	(334)
Deferred	(67)	(23)
	(983)	(357)
Minority interest in results of consolidated subsidiaries	(59)	(51)
Income before effect of change in accounting principle	1,612	613
Cumulative effect of change in accounting principle, net of taxes	697
Net income for the period	2,309	613
Net income applicable to each class of shares
Common/ ADS	1,336	358
Preferred/ADS	973	255
Net income for the period	2,309	613
Basic and diluted earnings per share (Note 13)
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	1.47	0.56
After effect of change in accounting principle	2.11	0.56

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	461,802,497	451,935,669

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Cash Flows
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month period
	ended March 31,
	2003	2002
Cash flows from operating activities
Net income for the period	2,309	613
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation, depletion and amortization	317	444
Loss on property, plant and equipment	34	65
Foreign exchange and monetary loss	92	98
Cumulative effect of change in accounting principle,
net of taxes	(697)
Others	122	147

Decrease (increase) in assets
Accounts receivable, net	(211)	(240)
Petroleum and Alcohol Account	(7)	10
Inventories	(366)	(229)
Advances to suppliers	(90)	(79)
Others	(158)	88

Increase (decrease) in liabilities
Trade accounts payable	(95)	25
Taxes payable, other than income taxes	27	556
Income taxes	729	(847)
Contingencies	120	(14)
Other liabilities	130	91

Net cash provided by operating activities	2,256	728
	Three-month period
	ended March 31,
	2003	2002
Cash flows from investing activities
Additions to property, plant and equipment	(875)	(1,100)
Investment in thermoelectric plants	(163)
Others	(29)	(65)
Net cash used in investing activities	(1,067)	(1,165)
Cash flows from financing activities
Short-term debt, net issuances and repayments	137	(359)
Proceeds from issuance of long-term debt	434	532
Principal payments on long-term debt	(309)	(295)
Project financing payments	(12)	(56)
Payment of finance lease obligations	(104)	(73)
Dividends and interest on capital paid	(332)	(141)
Net cash used in financing activities	(186)	(392)
Increase (decrease) in cash and cash equivalents	1,003	(829)
Effect of exchange rate changes on cash and cash equivalents	197	(86)
Cash and cash equivalents at beginning of period	3,301	7,360
Cash and cash equivalents at end of period	4,501	6,445

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)

	Three-month period
	ended March 31,
	2003	2002
Preferred stock (Note 12)
Balance at January 1	2,459	1,882
Capital increase with issue of preferred shares	122
Capital increase with undistributed earnings reserve	384	577
Balance at March 31	2,965	2,459
Common stock (Note 12)
Balance at January 1	3,761	2,952
Capital increase with undistributed earnings reserve	528	809
Balance at March 31	4,289	3,761
Capital reserve – fiscal incentive
Balance at January 1	89	128
Transfer from unappropriated
retained earnings	5	3
Balance at March 31	94	131
Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(17,306)	(11,854)
Change in the period	559	(231)
Balance at March 31	(16,747)	(12,085)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,361)	(1,867)
Decrease in additional minimum liability	(111)	4
Tax effect on above	38	(1)
Balance at March 31	(1,434)	(1,864)

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)

(continued)

	Three-month period
	ended March 31,
	2003	2002
Unrecognized gains (losses) on available-for-sale securities
Balance at January 1	(11)	13
Unrealized gains	5	20
Tax effect on above	(1)	(6)
Balance at March 31	(7)	27
Appropriated retained earnings

Legal reserve
Balance at January 1	643	768
Transfer from (to) unappropriated retained earnings	34	(1)
Balance at March 31	677	767
Undistributed earnings reserve
Balance at January 1	4,778	5,886
Capital increase	(912)	(1.386)
Transfer from (to) unappropriated retained earnings	244	(24)
Balance at March 31	4,110	4,476
	Three-month period
	ended March 31,
	2003	2002
Statutory reserve
Balance at January 1	164	215
Transfer from (to) unappropriated retained earnings	9	(1)
Balance at March 31	173	214
Total appropriated retained earnings	4,960	5,457
Unappropriated retained earnings

Balance at January 1	16,085	15,124
Net income for the period	2,309	613
Dividends (per share: 2002 - US$ 1.19 to common and preferred
shares; 2001 - US$ 1.62 to common and preferred shares)	(510)	(989)
Appropriation from (to) reserves	(292)	22
Balance at March 31	17,592	14,770
Total stockholders' equity	11,712	12,656
Comprehensive income is comprised as follows:

Net income for the period	2,309	613
Cumulative translation adjustments	559	(231)
Amounts not recognized as net periodic pension cost	(73)	3
Unrealized gain on available-for-sale securities	4	14
Total comprehensive income	2,799	399

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)

1	Basis of Financial Statement Preparation

The accompanying unaudited consolidated financial information of Petróleo Brasileiro S.A. - PETROBRAS (the Company) has been prepared pursuant to U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). Although certain information normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and the notes thereto.

The consolidated financial information as of March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002, included in this report, is unaudited. However, in management's opinion, such consolidated financial information reflects all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results to be expected for the full year ending December 31, 2003.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2	Recently Issued Accounting Pronouncements

The FASB has recently issued (i) Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January 2003, (ii) SFAS No. 145 - Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145") in April 2002 and (iii) SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146") in July 2002.

FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46, entities are required to be consolidated by interposes that lack majority voting interest when equity investors of those entities have significant capital risk, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards, which finance the variable interest entities, despite the voting interest in the entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be adopted in the first reporting period beginning after June 15, 2003. The Company is evaluating the impact of this interpretation on its financial condition, results of operations and cash flows.

There have been no variable interest entities created after January 31, 2003 in which the Company has an interest. The Company is reviewing its financial arrangements entered into before February 1, 2003 to identify any that might quality as variable interest entities. There is a reasonable possibility that certain project finance arrangements in which the Company has an interest might be variable interest entities. These arrangements involve operating entities and the other investors are third parties independent from the corporation. The Company’s share of commitments and debt obligations as well as fixed asset contributions of these entities is included in the consolidated balance sheet. The variable interests arise primarily because of certain guarantees extended by the corporation to the arrangements. These guarantees are disclosed in note 9.

SFAS 145 addresses how to report gains or losses resulting from the early extinguishment of debt. Under current accounting rules, any gains or losses are reported on early extinguishment of debt as extraordinary items SFAS 145 requires an evaluation of whether the debt extinguishment is truly extraordinary in nature. If the debt is routinely extinguished early, the gain or loss would be included in income from continuing operations. This statement became effective for the Company as from 2003. Adoption of SFAS 145 did not have a significant impact on the Company’s financial condition, results of operations and cash flows.

SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than when an exit or disposal plan occurs. Examples of costs covered by this guidance include lease termination costs, employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this statement are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003. Adoption of SFAS 146 did not have a significant impact on the Company’s financial condition, results of operations and cash flows.

3	Accounting change

In August 2001 the FASB issued SFAS No. 143. As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143"). The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Producing Companies ("SFAS 19"). At the end of 2002, the cumulative amount accrued under SFAS 19 was US$ 1,166. Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which are typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects). The effect of this accounting change on the balance sheet was a US$ 7 increase in property, plant and equipment, a US$ 1,056 reduction to the accrued liability and a US$ 359 increase in deferred income tax liabilities.

This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, the majority of the costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

4	Derivative Instruments, Hedging and
Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterpart to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparts to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a)	Foreign Currency Risk Management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company treats these instruments as non-hedge derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterpart will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterpart the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of March 31, 2003 and December 31, 2002, the Company had a balance fair value obligation of US$ 71 and US$ 80, respectively, associated with its EURO and Japanese Yen zero cost collar contracts.

(b)	Commodity Price Risk Management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts hedge anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period to reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the differential on the volumes hedged between the contract value and the market value. Gains and losses on hedge transactions are recognized concurrently with gains and losses resulting from the underlying hedged transaction. During the first three months of 2003 and 2002, the Company carried out hedging activities on 28.5% and 34.9%, respectively, of its total traded volume (imports and exports) and recognized a loss of US$ 13 and a gain of US$ 27, respectively.

(c)	Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

5	Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable for the three-month period ended March 31, 2003 and 2002, are 25% for federal income tax and 9% for social contribution, respectively, which represent an aggregate rate of 34%.

Substantially all of the Company's taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in this consolidated financial information.

	Three-month period ended March 31,
	2003	2002
Income before income taxes and minority interest	2,654	1,021
Tax expense at statutory rates	(902)	(347)
Adjustments to derive effective tax rate:
Non-deductible postretirement health-benefits	(23)	(21)
Foreign income subject to different tax rates		(28)
Income taxes regarding abandonment liabilities adjustments related to the year ended December 31, 2002	(43)
Others	(15)	39
Income tax expense per consolidated statement of income	(983)	(357)
6	Inventories
	March 31, 2003	December 31, 2002
Products
Oil products	1,143	982
Fuel alcohol	112	86
	1,255	1,068

Raw materials, mainly crude oil	1,166	990
Materials and supplies	638	482
	3,059	2,540
7	Receivable from Federal Government

(a)	Background

The Petroleum and Alcohol Account - Receivable from the Federal Government (the Petroleum and Alcohol Account) has been used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on the Company. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index - TR, which was 1.28% per month for the three-month period ended March 31, 2003 and 0.60% per month for the three-month period ended March 31, 2002.

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account have been recognized in accordance with applicable law when the underlying transaction occurred.

According to specific legislation, until December 31, 2001, the Specific Parcel Price-PPE was presented as an adjustment to sales of basic oil products (gasoline, diesel oil and LPG). The amount of PPE for any period increased or decreased the balance of the Petroleum and Alcohol Account.

After December 31, 2001 the expenses related to alcohol programs, approved by the Interministerial Council for Sugar and Alcohol are supported by a portion of the financial resources derived from collection of the CIDE, as stipulated in Law No. 10453 of May 13, 2002.

(b)	Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was totally deregulated as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol accounts would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the price of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10453, of May 13, 2002, and ANP regulations.

(c)	Changes in the Petroleum and Alcohol Account

The following summarizes the changes in the Petroleum and Alcohol Account for the period ended March 31, 2003:

Three-month period ended March 31, 2003
Opening balance	182
Reimbursements to third parties: subsidies paid to fuel alcohol producers	5
Translation loss	12
Ending balance	199
(d)	National Treasury Bonds Series H (NTN-H)

On June 30, 1998, the Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the account. The value of the outstanding bonds at March 31, 2003 was US$ 49, at which time the balance of the Petroleum and Alcohol Account was US$ 199. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The Brazilian Government, upon the Company’s consent, can effect the cancellation of all or a portion of the bonds’ outstanding balance. The NTN-H will mature on June 30, 2003 and currently has no other rights on those bonds; withdrawal or transfers are not allowed.

(e)	Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998.

The changes in the Petroleum and Alcohol Account in the period July 1, 1998 to December 20, 2002 are subject to audits by the ANP. The results of the audit will be the basis for the settlement of the account with the Federal Government.

The settlement of the account with the Federal Government should have been completed by December 31, 2002, according to the provisions of Law No. 10453 of May 13,2002, amended by Decree No. 4491 of November 29, 2002. The Company is permanently in contact with ANP and STN in order to effect settlement of the account, but settlement has not yet been achieved.

After completion of the audit, the amount of the notes used to guarantee the debit balance in existence on June 30, 2003, or of the securitized credits, will be adjusted to the new amount calculated, as established in Provisional Measure No. 2181-45 of August 24, 2001.

8	Financings

(a)	Short-term debt

The Company's short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

	March 31, 2003	December 31, 2002
Import - oil and equipment	334	286
Working capital	476	385
	810	671
(b)	Long-term debt

  Composition

	March 31, 2003	December 31, 2002
Foreign currency
Notes	2,643	2,234
Financial institutions	2,214	2,240
Securitization of receivables	900	900
Suppliers’ credits	758	876
Senior exchangeable notes	338	338
	6,853	6,588
Local currency
Debentures	563	500
National Economic and Social Development
Bank - BNDES (related party)	402	403
Debentures (related party)	198	188
Others	36	35
	1,199	1,126
	8,052	7,714
Current portion of long-term debt	(722)	(727)
	7,330	6,987

  Composition of foreign currency debt by currency

	March 31, 2003	December 31, 2002
Currencies
United States dollars	5,810	5,522
Japanese Yen	738	764
EURO	304	297
Others	1	5
	6,853	6,588

  Maturities of the principal of long-term debt

The long-term portion at March 31, 2003 becomes due in the following years:

2004	465
2005	401
2006	772
2007	1,334
2008 and thereafter	4,358
7,330

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	March 31, 2003	December 31, 2002
Foreign currency
6% or less	2,999	3,080
Over 6% to 8%	1,192	1,220
Over 8% to 10%	2,661	2,287
Over 10% to 15%	1	1
	6,853	6,588

Local currency
6% or less	249	235
Over 6% to 8%	390	390
Over 8% to 10%
Over 10% to 15%	560	501
	1,199	1,126
	8,052	7,714
9	Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

The Company’s arrangements with respect to these projects are considered leasing transactions for accounting purposes. The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the unconsolidated special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company’s continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property, plant and equipment and the related obligation as a component of project financing.

The following summarizes the name of the fields where the projects were in progress at March 31, 2003 and December 31, 2002:

	March 31, 2003	December 31, 2002
Barracuda/Caratinga	1,580	1,481
Cabiúnas	841	673
Marlim	699	635
Espadarte/Voador/Marimbá (EVM)	538	575
Nova Marlim	533	508
Albacora	103	123
Pargo, Carapeba, Garoupa and Cherne (PCGC)	42	44
	4,336	4,039
Current portion of project financings	(418)	(239)
	3,918	3,800

At March 31, 2003, the long-term portion of project financings becomes due in the following years:

2004	516
2005	987
2006	788
2007	503
2008 and thereafter	1,124
3,918

As of March 31, 2003 the amounts of commitments assumed arising from structured projects that will be reflected in future financial statements are presented as follows:

Barracuda/Caratinga	953
Cabiúnas	200
Espadarte/Voador/Marimbá (EVM)	8
1,161
10	Capital Leases

The Company leases certain offshore platforms, vessels and thermoelectric plants, which are accounted for as capital leases. At March 31, 2003, these assets had a net book value of US$ 2,565 (US$ 2,499 at December 31, 2002).

The following is a schedule by year of the future minimum lease payments at March 31, 2003:

2003	340
2004	399
2005	354
2006	307
2007	289
Thereafter	876
Estimated future lease payments	2,565

Less amount representing interest at 6.2% to 12.0% p.a.	(446)
Less amount representing executory costs	(8)
Present value of minimum lease payments	2,111

Less current portion	(350)
Long-term portion	1,761
11	Pension Plan

The determination of the expense and liability relating to the Company’s pension plan involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

The Company, and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. As insufficient evidence was available at December 31, 2002 to support a change, the Company chose not to change the discount rate assumptions. In the event the rate of return offered by these securities (nominal rate of 15.6% at December 31, 2002) is deemed to be consistent with the requirements of SFAS No. 87, and subsequent interpretations for measurement of defined benefit obligations, the Company may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

12	Stockholders’ Equity

The Company’s subscribed and fully paid-in capital at March 31, 2003 consisted of 634,168,418 common shares and 461,802,497 preferred shares and, at December 31, 2002, consisted of 634,168,418 common shares and 451,935,669 preferred shares.

On January 29, 2003, the Board of Directors of the Company, approved the issue of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 12.76 per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002. As a result, the capital of the Company increased by US$ 122. The Company realized a gain of US$ 24 as a result of the difference between the book value of BR shares (US$ 146) and the value paid to BR’s minority shareholders (US$ 122).

The Extraordinary Shareholders’ Meeting, held jointly with the Shareholders’ General Meeting on March 27, 2003, approved an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US$ 912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6404/76.

The dividends related to the fiscal year ended December 31, 2002, in the amount of US$ 510 (excluding the portion of interest on stockholders’ equity which was made available to shareholders on January 13, 2003), was made available to shareholders on May 5, 2003.

13	Basic and Diluted Earnings per Share

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended March 31,
	2003	2002
Income before effect of change in accounting principle	1,612	613

Cumulative effect of change in accounting principle, net of taxes	697
Net income for the period	2,309	613
Less priority preferred share dividends	(83)	(117)

Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(113)	(164)
Remaining net income to be equally allocated to common and preferred shares	2,113	332
Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	461,802,497	451,935,669
Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	1.47	0.56
After effect of change in accounting principle	2.11	0.56
14	Segment Information

The following presents the Company's assets by segment:

	Three-month period ended March 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	1,100	5,359	1,016	760	1,178	4,641	(1,465)	12,589
Cash and cash equivalents	1	416	44	119	51	3,870		4,501
Other current assets	1,099	4,943	972	641	1,127	771	(1,465)	8,088
Investments in non-consolidated companies and other investments	7	185	77	11	18	66		364
Property, plant and equipment, net	13,698	3,466	2,081	1,088	329	277		20,939
Non current assets	425	236	609	1,087	161	2,004	(1,116)	3,406
Petroleum and Alcohol Account						199		199
Government securities		1				199		200
Other assets	425	235	609	1,087	161	1,606	(1,116)	3,007
Total assets	15,230	9,246	3,783	2,946	1,686	6,988	(2,581)	37,298
	Three-month period ended March 31, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	362	201	54	91	257	(205)	760

Cash and cash equivalents	67	16		15	21		119
Other current assets	295	185	54	76	236	(205)	641
Investments in non-consolidated companies
and other investments	9			2			11

Property, plant and equipment, net	880	138	12	54	4		1,088

Non current assets	466	8			1,248	(635)	1,087

Petroleum and Alcohol Account
Government securities
Other assets	466	8			1,248	(635)	1,087

Total assets	1,717	347	66	147	1,509	(840)	2,946

	Year ended December 31, 2002
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	1,181	4,323	819	736	973	3,124	(959)	10,197

Cash and cash equivalents	1	509	16	211	59	2,505		3,301
Other current assets	1,180	3,814	803	525	914	619	(959)	6,896
Investments in non-consolidated companies
and other investments	7	168	70	11	16	62		334

Property, plant and equipment, net	11,611	3,186	1,881	1,024	296	226		18,224

Non current assets	385	211	556	1,092	141	1,932	(1,054)	3,263

Petroleum and Alcohol Account						182		182
Government securities		2				206		208
Other assets	385	209	556	1,092	141	1,544	(1,054)	2,873

Total assets	13,184	7,888	3,326	2,863	1,426	5,344	(2,013)	32,018

	Year ended December 31, 2002
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	374	215	37	109	201	(200)	736

Cash and cash equivalents	90	16		35	70		211
Other current assets	284	199	37	74	131	(200)	525
Investments in non-consolidated companies
and other investments	9			2			11

Property, plant and equipment, net	835	126	11	49	3		1,024

Non current assets	420	8	(9)		1,275	(602)	1,092

Petroleum and Alcohol Account
Government securities
Other assets	420	8	(9)		1,275	(602)	1,092

Total assets	1,638	349	39	160	1,479	(802)	2,863

Revenues and net income by segment are as follows:

	Three-month period ended March 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	654	4,045	245	315	1,784			7,043
Inter-segment net operating revenues	3,834	1,621	33	52	27		(5,567)

Net operating revenues	4,488	5,666	278	367	1,811		(5,567)	7,043
Cost of sales	(1,344)	(4,770)	(148)	(260)	(1,649)		5,079	(3,092)
Depreciation, depletion and amortization	(276)	(71)	(28)	(27)	(6)	(5)		(413)
Exploration, including exploratory dry holes	(63)			(4)				(67)
Selling, general and administrative expenses	(20)	(183)	(33)	(26)	(86)	(112)		(460)
Research and development expenses	(24)	(9)	(2)			(10)		(45)

Costs and expenses	(1,727)	(5,033)	(211)	(317)	(1,741)	(127)	5,079	(4,077)
Equity in results of non-consolidated companies		10	(18)	19				11
Financial income (expenses), net	(86)	(25)	3	5	(8)	267		156
Employee benefit expense					(4)	(112)		(116)
Other expenses, net	(95)	(29)	(210)	(7)	14	(36)		(363)

Income (loss) before income taxes and
minority interest and accounting change	2,580	589	(158)	67	72	(8)	(488)	2,654
Income tax benefits (expense)	(873)	(188)	66	(20)	(27)	(106)	165	(983)
Minority interest		(9)	(50)	1	(1)			(59)

Income before effect of change in accounting principle	1,707	392	(142)	48	44	(114)	(323)	1,612

Cumulative effect of change in accounting principle,
net of taxes	697							697

Net income (loss)	2,404	392	(142)	48	44	(114)	(323)	2,309

	Three-month period ended March 31, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	48	116	19	130	2		315
Inter-segment net operating revenues	74	176				(198)	52

Net operating revenues	122	292	19	130	2	(198)	367
Cost of sales	(32)	(276)	(15)	(133)	(2)	198	(260)
Depreciation, depletion and amortization	(23)	(3)		(1)			(27)
Exploration, including exploratory dry holes	(4)						(4)
Selling, general and administrative expenses	(7)	(2)		(5)	(12)		(26)

Costs and expenses	(66)	(281)	(15)	(139)	(14)	198	(317)
Equity in results of non-consolidated companies					19		19
Financial income (expenses), net	8				(3)		5
Other expenses, net	(3)	(1)		(2)	(1)		(7)

Income (loss) before income taxes and
minority interest	61	10	4	(11)	3		67
Income tax benefits (expense)	(21)				1		(20)
Minority interest		1					1

Net income (loss)	40	11	4	(11)	4		48

	Three-month period ended March 31, 2002
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	132	2,639	172	237	1,549			4,729
Inter-segment net operating revenues	2,290	1,268	45	20	30		(3,653)

Net operating revenues	2,422	3,907	217	257	1,579		(3,653)	4,729
Cost of sales	(942)	(3,283)	(150)	(196)	(1,438)		3,533	(2,476)
Depreciation, depletion and amortization	(269)	(79)	(15)	(29)	(8)	(2)		(402)
Exploration, including exploratory dry holes	(97)			(2)				(99)
Selling, general and administrative expenses	(21)	(193)	(13)	(23)	(100)	(103)		(453)
Research and development expenses	(17)	(11)	(1)			(9)		(38)

Costs and expenses	(1,346)	(3,566)	(179)	(250)	(1,546)	(114)	3,533	(3,468)
Equity in results of non-consolidated companies		(4)		(72)				(76)
Financial income (expenses), net	(93)	24	(19)	11	3	194		120
Employee benefit expense						(151)		(151)
Other expenses, net	(43)	(13)	(65)	22	(5)	(43)	14	(133)

Income (loss) before income taxes and
minority interest	940	348	(46)	(32)	31	(114)	(106)	1,021
Income tax benefits (expense)	(323)	(123)	19	(16)	(10)	52	44	(357)
Minority interest		(3)	(7)	1	(6)	(36)		(51)

Net income (loss)	617	222	(34)	(47)	15	(98)	(62)	613

	Three-month period ended March 31, 2002
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	23	119	1	94			237
Inter-segment net operating revenues	42	108				(130)	20

Net operating revenues	65	227	1	94		(130)	257
Cost of sales	(18)	(210)	(1)	(97)		130	(196)
Depreciation, depletion and amortization	(23)	(4)		(2)			(29)
Exploration, including exploratory dry holes	(2)						(2)
Selling, general and administrative expenses	(7)	(2)		(6)	(8)		(23)

Costs and expenses	(50)	(216)	(1)	(105)	(8)	130	(250)
Equity in results of non-consolidated companies					(72)		(72)
Financial income (expenses), net	10	(6)			7		11
Other expenses, net	2			(1)	21		22

Income (loss) before income taxes and
minority interest	27	5		(12)	(52)		(32)
Income tax benefits (expense)	(8)	(2)		4	(10)		(16)
Minority interest	(1)	1			1		1

Net income (loss)	18	4		(8)	(61)		(47)

Capital expenditures incurred by segment for the three-month periods ended March 31, 2003 and March 31, 2002 were as follows:

	March 31,
	2003	2002
Exploration and production	501	711
Supply	223	165
Gas and energy	39	81
International
Exploration and production	64	63
Supply	3	2
Gas and energy	1
Distribution
Distribution	22	29
Corporate	23	48
	875	1,100
15	Commitments and Contingencies

PETROBRAS and its subsidiaries are subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

(a)	Litigation

The Company is a defendant in numerous legal actions arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

	March 31, 2003	December 31, 2002
Labor claims	15	13
Tax claims	14	13
Civil claims	21	24
	50	50
Contractual contingencies - thermoelectric plants	316	205
Contingencies for joint liability	119	113
Total	485	368

As of March 31, 2003 and December 31, 2002, in accordance with Brazilian law, the Company had paid US$ 329 and US$ 290, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

(b)	Commitments undertaken by the energy segment

The Company has commitments for the purchase of energy, supply of gas and reimbursement of operating expenses with thermoelectric plants included in the Priority Thermoelectric Energy Program, summarized as follows:

(i)	Thermoelectric Power Plants of the Merchant type

The Company has a commitment to make contingent payments for the Macaé Merchant, Eletrobolt and Termoceará thermoelectric power plants, for the purpose of reimbursing operating expenses, taxes and the opportunity cost on capital invested if the revenues earned on the sales of energy from these plants are insufficient to cover the costs and expenses mentioned. On March 31, 2003, the total commitment was approximately US$ 1,461 for the period from 2003 to 2008.

(ii)	Thermoelectric Power Plants with energy purchase commitments

In addition the Company has a commitment to supply natural gas for the production of energy at the Termorio, Termobahia, UEG Araucária, FAFEN Energia, Ibiritermo, Três Lagoas, UTE Canoas and Nova Piratininga thermoelectric power plants, and also to purchase part or all the energy generated by these plants at a price that remunerates invested capital. As of March 31, 2003, the total commitment was approximately US$ 6,889 for the period from 2003 to 2025.

Considering a discount rate of 12% p.a., the net present value of the maximum financial exposure as of March 31, 2003 of the energy segment is approximately US$ 1,700.

(iii)	Contingent financial exposure

As a result of these commitments and based on the exposure and negotiation of contracts to sell energy in progress, the Company’s Board of Directors approved the recognition of a provision for contingencies amounting to US$ 205 for the financial year ended December 31, 2002.

On May 7, 2003, the Executive Board authorized an increase in the above-mentioned accounting provision in the first quarter of 2003 by a further US$ 205, in consideration of the fact that the expected sales of energy available through the PPA’s in 2003 and the level of technical dispatch from the thermal plants initially planned were not realized. After deducting the losses incurred in the first quarter of 2003 amounting to US$ 111, the balance of the provision totaled US$ 316 as of March 31, 2003, to cover possible losses related with business in the energy segment in the 2003 financial year.

(c)	Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

16	Subsequent Events

(a)	Acquisition of an interest in Perez Companc S.A.

On October 17, 2002 PETROBRAS signed the Final Share Acquisition Agreement with the Perez Companc family and the Fundacion Perez Companc, completing the acquisition of a controlling interest of Perez Companc S.A. and Petrolera Perez Companc S.A., an uncontrolled and unconsolidated subsidiary of Perez Companc S.A.. During October 2002, in accordance with Argentine legislation, the necessary documentation was submitted to the national antitrust agency (CNDC — Comisión Nacional de Defensa de la Competencia) in order to obtain approval for the transaction.

On May 13, 2003, the Argentine Antitrust Committee (Comissión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaría de la Competencia, la Deregulación y la Defensa del Consumidor), provided the necessary regulatory approval of the purchase of 58.62% of Perez Companc S.A. and 39.67% of Petrolera Perez Companc capital stock by PETROBRAS Participaç&otidle;es S.L., a company controlled by PETROBRAS.

Upon approval of the transaction, Pecom Engenharia S.A., an affiliated of Perez Companc S.A., agreed to divest of its aggregate equity interest in Compa&ntidle;ía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”), in accordance with Law No 24065 of the Electrecity Regulatory framework. The divestiture of Transener will be supervised by the Argentine Regulatory Entity for Electricity (Ente Nacional Regulador de la Electricidad — ENRE) and will require the approval of the Argentine Secretariat of Energy (Secretaría de Energía de la Nación).

The financial statements of PECOM were not consolidated as of March 31, 2003, due to the possibility that the acquisition could have been reversed. Since the approval of the operation by the CNDC, on May 13, 2003, the financial statements of PECOM and Petrolera Perez Companc S.A. will be accounted for using the purchase method of accounting and will also be included in the consolidated PETROBRAS financial statements, since that date.

(b)	Issuances of Senior and Junior Trust Certificates

In May 2003, the Company, through its subsidiary, Petrobras International Finance Company — PIFCo, issued additional Senior Trust Certificates as follows: Series 2003-A of US$ 550 with annual interest due of 6.436 % maturing in June 2015 and Series 2003-B of US$ 200 with annual interest due of 3.478% maturing in June 2013. PIFCo also issued Junior Trust Certificates of US$ 150 with complementary terms as the new Senior Trust Certificates issuances. These new issuances complement the initial Securitization Program commenced in December 2001.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.